FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile placed certain bonds in the local market.

Santiago, March 15, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, as amended by NCG No. 486 of the CMF, duly authorized for this purpose, I inform you the following as Material Information regarding this institution:

Today, March 15, 2024, it was carried out the placement in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile.

The specific conditions of this placement were the following:

•	Serie FA Bonds, registered in the CMF’s Securities Registry under number 11/2022, for a total amount of Chilean UF (CLF) 910,000, with a maturity date of August 1, 2028, and an average placement rate of 3.25%.

Sincerely,

Sergio Karlezi Aboitiz
Treasury Division Manager
Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024

Banco de Chile

/s/ Sergio Karlezi Aboitiz
By:	Sergio Karlezi Aboitiz
Treasury Division Manager